Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following selected financial data and discussion of the Company’s operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K and the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission, or the SEC, on March 27, 2025, or the Annual Report. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and reported in U.S. dollars. The Company maintain its accounting books and records in U.S. dollars and its functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Mobilicom,” the “Company,” “we,” “us” and “our” refer to Mobilicom Limited, an Australian corporation, and to Mobilicom Ltd., the Company’s Israeli subsidiary. “$,” “US$,” “U.S. dollars” and “USD” mean United States dollars, “AUD$” or “AUD” means Australian dollars and “NIS” means New Israeli Shekel.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of the Company’s products, and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by the Company’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to implement our growth strategies;

●	our competitive advantages;

●	the development of new products and services;

●	our ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	changes in laws, rules and regulations;

●	our ability to maintain our software licenses and product certifications;

●	general market, political, and economic conditions in the countries in which we operate;

●	our ability to maintain good business relationships with our customers, suppliers and other strategic partners;

●	our ability to protect intellectual property;

●	our ability to retain key personnel;

●	the absence of material adverse changes in the industry or global economy;

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s Annual Report and the other risk factors discussed from time to time by the Company in reports filed or furnished to the SEC.

Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with its consolidated financial statements and the related notes included in the Annual Report as well as the Company’s unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon the Company’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties. On January 1, 2024, the Company transitioned from AUD as its presentation currency to USD as its presentation currency. The change was accounted as a change of accounting policy on a retrospective basis in the annual report for the year ended December 31, 2024. In addition, commencing January 1, 2024, the Company transitioned from AUD to USD as its functional currency.

Overview

We are an end-to-end provider of cybersecurity and robust solutions for drones, robotics and autonomous platforms. As a high-tech company we design, develop, and deliver robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. We hold patented technology and unique know-how for Mobile Mesh networking solution. We have a large, field-proven portfolio of commercialized products used in a variety of applications. We are growing a global customer base with sales to high profile customers including corporates, governments, and military departments. We believe that our competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Our large solution portfolio is being deployed worldwide, as we derive revenue from hardware, software sales and licensing fees.

Operating Results

Comparison of the periods ended June 30, 2025 and 2024

Revenue and Other income

	For the six months ended June 30,		Increase/
Revenue	2025	2024	Decrease
Revenue	$1,450,561	$1,804,765	$(354,204)
Other income:
Research and development grants	101,493	45,977	55,516
Interest income	108,054	123,388	(15,334)
Foreign exchange gains	-	136,518	(136,518)
Fair value gains from financial liability	2,517,148	1,292,371	1,224,777
Total Revenue and Other income	$4,177,256	$3,403,019	$774,237

Revenue

Revenues for the six months period ended June 30, 2025, were $1,450,561 compared to $1,804,765 for the six months period ended June 30, 2024, a decrease of $354,204 or 20%. The decrease is primarily related to the timing of customer orders. Few orders we expected to come earlier in the first half of 2025 were delayed, resulting in their inclusion in the backlog. The Company’s backlog totaled $1,576,302 as of June 30, 2025. The Company’s revenue for the six months ended June 30, 2025 combined with its backlog as of June 30, 2025 is already near the Company’s full year revenue for the fiscal year ended December 31, 2024, which the Company believes provides strong momentum for the Company in the second half of 2025 with potential for new deliveries and additional sales.

Research and development grants

Grants received under research and development supported programs for the period ended June 30, 2025, were $101,493, compared to $45,977 for the period ended June 30, 2024, an increase of $55,516 or 121%. The increase resulted primarily from the timing of submission of supported programs’ performance reports. The Company continues to seek additional supported programs.

Interest income

Interest income from short-term bank deposits, for the period ended June 30, 2025, was $108,054, compared to $123,388 for the period ended June 30, 2024, a decrease of $15,334 or 12%. Short-term deposits are attributed to the outstanding cash balances, within each of the comparable periods, mainly from proceeds received from the Company’s January 2024 registered direct offering and August 2022 initial public offering.

Foreign Exchange gains

Foreign exchange gains were $nil for the period ended June 30, 2025, compared to $136,518 for the period ended June 30, 2024, a decrease of $136,518 or 100%. Foreign exchange gains are mainly due to the effect of changes in currency exchange rates between the USD, the New Israeli Shekel (NIS) and the AUD.

Fair value gains from financial liability

Fair value gains from financial liability were $2,517,148 for the period ended June 30, 2025, compared to $1,292,371 for the period ended June 30, 2024, an increase of $1,224,777 or 95%. Fair value gains from financial liability are attributed to revaluation gain between measured periods related with the warrants issued in the Company’s January 2024 registered direct offering and August 2022 initial public offering.

Cost of Goods Sold and Gross Profit

	For the six months ended June 30,		Increase/
	2025	2024	Decrease
Revenue	$1,450,561	$1,804,765	$(354,204)
Cost of Goods Sold	(653,381)	(802,151)	148,770
Gross Profit	$797,180	$1,002,614	$(205,434)

The Company gross margins for the period ended June 30, 2025, was 55% compared to 56% for the period ended June 30, 2024. The minor decrease is mostly due to change in prices of certain components and materials.

Expenses

	For the six months ended June 30,		Increase/
	2025	2024	Decrease
Expenses:
Sales and Marketing	$903,353	$924,449	$(21,096)
Research and Development	1,376,180	1,047,126	329,054
General and Administrative	1,150,596	1,127,117	23,479
Foreign exchange losses	49,114	-	49,114
Finance costs	90,258	1,099,051	(1,008,793)
Total expenses	$3,569,501	$4,197,743	$(628,242)

Sales and Marketing expenses.

Sales and marketing expenses were $903,353 for the period ended June 30, 2025, compared to $924,449 for the period ended June 30, 2024, a decrease of $21,096 or 2%. The decrease is primarily due to a decrease in general marketing costs.

Research and Development expenses.

Research and development expenses were $1,376,180 for the period ended June 30, 2025, compared to $1,047,126 for the period ended June 30, 2024, an increase of $ 329,054 or 31%. The increase is mainly attributed to changes in share-based compensation costs, and continued investment in new projects and products, and additional features to current Company’s products.

General and Administrative expenses.

General and administrative expenses were $1,150,596 for the period ended June 30, 2025, compared to $1,127,117 for the period ended June 30, 2024, an increase of $23,479 or 2%. The increase was primarily attributable to increase in professional services costs and changes in share-based compensation expenses.

Foreign Exchange losses

Foreign exchange losses were $49,114 for the period ended June 30, 2025, compared to $nil for the period ended June 30, 2024, an increase of $49,114 or 100%. Foreign exchange gains are mainly due to the effect of changes in currency exchange rates between the USD, the New Israeli Shekel (NIS) and the AUD

Financial costs.

Financial costs were $90,258 for the period ended June 30, 2025, compared to $1,099,051 for the period ended June 30, 2024, a decrease of $1,008,793 or 92%. Financial costs for the period ended June 30, 2025, are primarily related to interest paid under the Company’s lease agreements. Financial costs for the period ended June 30, 2024, are primarily related to valuation of warrants issued under private placement in January 2024, in connection with January 2024 registered direct offering.

Critical Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue, and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. A comprehensive discussion of the Company’s critical accounting judgments, estimates and assumptions is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the Annual Report, as well as the Company’s unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources

As of June 30, 2025, the Company has not achieved positive cash flow from operations and generated $30.4 million of accumulated losses since inception.

The Company has financed its operations to date primarily from its January 2024 $2.95 million registered direct offering, its August 2022 $13.3 million initial public offering on Nasdaq Capital Market, public offerings on the ASX, and sales of the Company’s products.

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash of $6.9 million. Additionally, the Company also recognized a total of $662,951 as receivables. The Company estimates that it has adequate financial resources for at least 12 months from the date of this report, based on its current cash and receivables balances and its current ongoing operations. The unaudited interim condensed consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

In addition, its operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds in the future. the Company’s future capital requirements will depend on many factors, including:

●	the progress and costs of its research and development activities;

●	the costs of manufacturing its products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of its expanding sales and marketing activities, as well as the potential costs of contracting with third parties to provide marketing and distribution services for it or for building such capacities internally; and

●	the magnitude of its general and administrative expenses.

Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that it requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all. If the Company is unable to raise additional capital or generate cash flows necessary to expand its operations and invest in continued innovation, the Company may not be able to compete successfully, which would harm its business, results of operations, and financial condition.

Cash Flows

	For the six months ended June 30,
	2025	2024
Net cash used in operating activities	$(1,571,698)	$(1,089,458)
Net cash used in investing activities	(13,565)	(19,458)
Net cash provided by / (used in) financing activities	(164,193)	2,398,543
Increase (decrease) in cash and cash equivalents and restricted cash	(1,749,456)	1,289,627
Cash and cash equivalents and restricted cash, at the beginning of the period	8,686,390	8,444,709
Cash and cash equivalents and restricted cash, at the end of the period	6,936,934	9,734,336

Net cash used in operating activities

For the periods ended June 30, 2025, and 2024, net cash used in operating activities was $1,571,698 and $1,089,458, respectively. The change between the periods is primarily due to a decrease in receipts from customers and an increase in payments to suppliers and employees.

Net cash used in investing activities

For the periods ended June 30, 2025, and 2024, the net cash used in investing activities was $13,565 and $19,458, respectively.

Net cash provided by financing activities

For the period ended June 30, 2025, the net cash used for financing activities was $164,193. Net cash used for is primarily attributed to repayment of lease liabilities. For the period ended June 30, 2024, the net cash provided by financing activities was $2,398,543. Net cash provided by is primarily attributed to proceeds from share issuances in the January 2024 registered direct offering, less capital raise costs.

Subsequent events

As part of our planning to deregister as a public company in Australia and transition from trading American Depositary Shares (ADSs) to trading our ordinary shares on Nasdaq, we are required to strengthen our equity position in order to meet applicable regulatory and listing requirements. During July 2025, we sold 677,215 ADS under the Sales Agreement, at an average sale price of $3.71, for gross proceeds of $ 2,511,299, net of sales cash commission of $ 75,339.

On July 20, 2025, our board of directors approved vesting acceleration for the outstanding unvested options balance at the dates of resignation of two non-executive directors (“Ex-NED”) (the first Ex-NED resigned on June 1, 2025, and the second Ex-NED resigned on June 7, 2025). Each of the Ex-NEDs held 18,560 unvested options at the date of resignation. Additionally, the board of directors approved a period extension to exercise the Ex-NEDs vested options from 60 days after resignation (as per the Company’s Employee Securities Incentive Plan terms) to 12 months after resignation.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F filed with the SEC on March 27, 2025. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report.

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Although we are an Australian company, our fully owned subsidiary and main operational, including our principal research and development facilities and sole manufacturing facility, and certain of our key employees, officers and directors are located in Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our product development, operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport or the nautical routes, could prevent or delay shipments of our components or products.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization, with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel in April 2024 and October 2024 involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. The Israeli military has since conducted additional operations against Iranian assets. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. As a result, a broader regional conflict involving additional state and non-state actors remains a significant risk. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ADSs. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product research and development and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas, Hezbollah, the Houthis, and Iran, and is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefire declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our Ordinary Shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

Our insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.